UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Baxalta Incorporated

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

07177M103

(CUSIP Number)

January 27, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. 07177M103	Page 2 of 5

1.	Name of Reporting Persons: JPMorgan Chase & Co.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 37,573,040
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 37,573,040
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 37,573,040
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 5.5% (1)
12.	Type of Reporting Person (See Instructions): HC

(1)	Based on Amendment No. 3 to the Registration Statement on Form S-1 (File Number 333-206717) filed by Baxalta Incorporated (the “Company”) on January 26, 2016, there were 679,287,500 shares of the Company’s common stock outstanding as of December 31, 2015.

Item 1.	(a).	Name of Issuer Baxalta Incorporated

	(b).	Address of Issuer’s Principal Executive Offices: 1200 Lakeside Drive Bannockburn, IL 60015

Item 2.	(a)	Name of Person Filing JPMorgan Chase & Co.

	(b).	Address of Principal Business Office 270 Park Avenue New York, NY 10017

	(c).	Citizenship Delaware

	(d).	Title of Class of Securities: Common Stock, par value $0.01 per share (the “Common Stock”)

	(e).	CUSIP Number: 07177M103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

3

Item 4.	Ownership.

	(a)	Amount beneficially owned: 37,573,040

	(b)	Percent of class: 5.5%

	(c)	Number of shares as to which the reporting person has:

		(i)	Sole power to vote or to direct the vote:	37,573,040

		(ii)	Shared power to vote or to direct the vote:	0

		(iii)	Sole power to dispose or to direct the disposition of:	37,573,040

		(iv)	Shared power to dispose or to direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The 37,573,040 shares of Common Stock being reported on by JPMorgan Chase & Co. as a parent holding company are owned, or may be deemed to be beneficially owned, by Chase Lincoln First Commercial Corporation, a wholly-owned subsidiary of JPMorgan Chase & Co., which is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

This notice is filed on behalf of JPMorgan Chase & Co. and its wholly owned subsidiary Chase Lincoln First Commercial Corporation.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2016

JPMorgan Chase & Co.

By:	/s/ Michael T. Lees

Name:	Michael T. Lees
Title:	Executive Director

5